FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Top Ships Inc., dated July 6, 2009, announcing the redelivery of its last leased vessel and the filing of its annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: July 6, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 1

NEWS RELEASE for July 6, 2009

Contact:                 Michael Mason (investors)                                  Alexandros Tsirikos
Allen & Caron Inc                                                  TOP Ships Inc.
212 691 8087                                                             011 30 210 812 8180
michaelm@allencaron.com                                    atsirikos@topships.org

TOP SHIPS ANNOUNCES REDELIVERY OF ITS LAST LEASED VESSEL AND FILING OF ITS ANNUAL REPORT ON FORM 20-F

Athens, Greece - July 6, 2009. Top Ships Inc. (NasdaqGS:TOPS) (the "Company" or "Top Ships"), a global provider of marine transportation services, announced today it has redelivered the MT Relentless (DWT 47,081) to its owners and paid a termination fee of $2.5 million. The termination fee and redelivery of the vessel were part of the termination agreement signed in April, 2009. This was the last leased vessel in Top Ships' fleet.

Additionally, Top Ships announced that it has filed its Annual Report on Form 20-F, on June 29, 2009, for the year ended 2008. The Annual Report is available for download on the Company's website, www.topships.org. Any shareholder may receive a hard copy of the Company's complete Annual Report, which includes the Company's complete 2008 audited financial statements, free of charge upon request. The audit opinion of Deloitte, Hadjipavlou, Sofianos and Cambanis S.A. regarding the 2008 financial statements of the Company which were included in the Company's Annual Report on Form 20-F, are unqualified. However, the opinion includes an explanatory "going concern" paragraph which states:

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current loan agreements as of December 31, 2008 and its negative working capital position raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 3 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Investors are urged to read the full text of the Company's Report on Form 20-F, including Note 3 to the consolidated financial statements referred to above.

Evangelos Pistiolis, Chief Executive Officer of Top Ships, commented: "The redelivery of the M/T Relentless marks the completion of our fleet renewal strategy that started almost two years ago.  The company is now left with very young tonnage and good charters which is the right mix to have during these difficult market conditions."

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of seven double-hull Handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 73% are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of thirteen months with both of the time charters including profit sharing agreements above their base rates. Five of the Company's Handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	One newbuilding product tanker, which is expected to be delivered in 2009. The expected newbuilding has a fixed rate bareboat employment agreement for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 27 months.

Forward Looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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